UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DHX Media Ltd.
(Name of Issuer)

Common Voting Shares
(Title of Class of Securities)

252406152
(CUSIP Number)

Brian Jozwiak Fine Capital Partners, L.P. 590 Madison Avenue, 27th Floor New York, New York 10022 Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fine Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,506,250

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,506,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,506,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fine Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,506,250

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,506,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,506,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fine Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,506,250

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,506,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,506,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adom Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,462,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,462,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,462,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dekel Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,537,640

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,537,640

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,537,640

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Debra Fine

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,506,250

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,506,250

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,506,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	252406152

Item 1.	Security and Issuer.

The name of the issuer is DHX Media Ltd., a Canadian corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, Canada. This Schedule 13D relates to the Issuer's Common Voting Shares (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	This Schedule 13D is being filed by (i) Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”), as the investment manager to certain private investment funds (including Adom and Dekel, each as defined below), with respect to Shares owned by such private investment funds, (ii) Fine Capital Advisors, LLC, a Delaware limited liability company (“FCA”), as the general partner of FCP, (iii) Fine Capital Management, LLC, a Delaware limited liability company (“FCM”), as the general partner of certain private investment funds (including Adom and Dekel, each as defined below), with respect to Shares owned by such private investment funds, (iii) Adom Partners, L.P., a Delaware limited partnership (“Adom”), a private investment fund, (iv) Dekel Partners, L.P., a Delaware limited partnership (“Dekel”), a private investment fund, and (v) Ms. Debra Fine, a United States citizen and the principal of FCP, FCA and FCM, with respect to the shares owned by such private investment funds (collectively, the “Reporting Persons”).

	(b)	The principal business address for each of the Reporting Persons is 590 Madison Avenue, 27th Floor, New York, New York 10022.

	(c)	FCP provides investment management services to private investment funds, including Adom and Dekel. FCA serves as the general partner of FCP. FCM is the general partner to private investment funds, including Adom and Dekel. Adom and Dekel are private investment funds. The principal occupation of Ms. Fine is investment management.

	(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of Adom, Dekel and other clients of FCP. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Jonathan Whitcher, a portfolio manager at FCP, is a director of the Issuer.

The Reporting Persons reserve the right, at a later date, to effect one or more of changes and may dispose of or enter into other transactions in the Shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof (i) each of FCP, FCA, FCM and Ms. Fine may be deemed to be the beneficial owners of 34,506,250 Shares, constituting 25.7% of the Shares, (ii) Adom may be deemed to be the beneficial owner of 13,462,000 Shares, constituting 10.0% of the Shares and (iii) Dekel may be deemed to be the beneficial owner of 11,537,640 Shares, constituting 8.6% of the Shares, in each case based upon 134,382,051 Shares outstanding as of September 30, 2018, as reported in the Issuer’s financial statements included in the Form 6-K filed on November 13, 2018.

FCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,506,250 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 34,506,250 Shares.

FCA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,506,250 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 34,506,250 Shares.

FCM has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,506,250 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 34,506,250 Shares.

Adom has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,462,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 13,462,000 Shares.

Dekel has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,537,640 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 11,537,640 Shares.

Ms. Fine has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,506,250 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 34,506,250 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2018
(Date)

Fine Capital Partners, L.P.*

By: Fine Capital Advisors, LLC, its general partner

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Fine Capital Advisors, LLC*

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Fine Capital Management, LLC*

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Adom Partners, L.P.*

By: Fine Capital Management, LLC, its general partner

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Dekel Partners, L.P.*

By: Fine Capital Management, LLC, its general partner

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

/s/ Debra Fine*

Debra Fine

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 20, 2018, relating to the Common Voting Stock of DHX Media, Inc. shall be filed on behalf of the undersigned.

November 20, 2018
(Date)

Fine Capital Partners, L.P.

By: Fine Capital Advisors, LLC, its general partner

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Fine Capital Advisors, LLC

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Fine Capital Management, LLC

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Adom Partners, L.P.

By: Fine Capital Management, LLC, its general partner

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

Dekel Partners, L.P.

By: Fine Capital Management, LLC, its general partner

By: /s/ Debra Fine

Name: Debra Fine

Title: Manager

/s/ Debra Fine

Debra Fine

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

9/27/2018	Common Voting Shares	950,000		$1.5122
9/27/2018	Common Voting Shares	310,000		$1.5585
10/5/2018	Common Voting Shares	75,000		$1.6212
11/16/2018	Common Voting Shares	300,000		$2.2253
11/19/2018	Common Voting Shares	387,800		$2.3337
11/20/2018	Common Voting Shares	338,800		$2.2539